                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                             CONCENTREX INCORPORATED
                             -----------------------
                                (Name of issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                      ------------------------------------
                         (Title of class of securities)

                                    20589S105
                                 --------------
                                 (CUSIP Number)

                              JH ACQUISITION CORP.
                           C/O JOHN H. HARLAND COMPANY
                                2939 MILLER ROAD
                             DECATUR, GEORGIA 30035
                           ATTN: JOHN C. WALTERS, ESQ.
                            TELEPHONE: (770) 593-5617
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:
                              ALAN J. PRINCE, ESQ.
                             MARK E. THOMPSON, ESQ.
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                            TELEPHONE: (404) 572-4600

                                  JULY 17, 2000
                                  -------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 20589S105

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  JH ACQUISITION CORP.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [X]
                                                               (b)  [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  OREGON

  NUMBER OF       7.       SOLE VOTING POWER                         NONE
   SHARES
BENEFICIALLY      8.       SHARED VOTING POWER                    457,952
  OWNED BY
    EACH          9.       SOLE DISPOSITIVE POWER                    NONE
 REPORTING
  PERSON
    WITH          10.      SHARED DISPOSITIVE POWER               457,952

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                457,952 SHARES**

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.27% (BASED ON 5,538,661 SHARES OUTSTANDING ON JULY 17, 2000)

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See the Introduction to the Offer to Purchase and Section 11 ("The Merger Agreement and Tender Agreements") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Tender Agreements by and among John H. Harland Company, JH Acquisition Corp. and certain tendering stockholders dated July 17, 2000.

                               Page 2 of 9 Pages
                            Exhibit Index on Page 9

CUSIP NO. 20589S105

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  JOHN H. HARLAND COMPANY
                  58-0278260

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                               (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  BK, WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  GEORGIA

 NUMBER OF        7.       SOLE VOTING POWER                        100
   SHARES
BENEFICIALLY      8.       SHARED VOTING POWER                  457,952
  OWNED BY
    EACH          9.       SOLE DISPOSITIVE POWER                   100
 REPORTING
  PERSON
    WITH          10.      SHARED DISPOSITIVE POWER             457,952

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             458,052 SHARES **, ***

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.27% (BASED ON 5,538,661 SHARES OUTSTANDING ON JULY 17, 2000)

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See the Introduction to the Offer to Purchase and Section 11 ("The Merger Agreement and Tender Agreements") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Tender Agreements by and among John H. Harland Company, JH Acquisition Corp. and certain tendering stockholders dated July 17, 2000.

*** Includes 100 shares of common stock of Concentrex Incorporated owned by a wholly owned subsidiary of John H. Harland Company. See Section 8 ("Certain Information Concerning the Offeror and Harland") of the Offer to Purchase, which is incorporated herein by reference.

                               Page 3 of 9 Pages
                            Exhibit Index on Page 9

         This statement is filed by John H. Harland Company, a Georgia Corporation ("Harland"), and JH Acquisition Corp., an Oregon corporation (the "Offeror") and a wholly owned subsidiary of Harland, and relates to the tender offer by the Offeror and Harland to purchase all outstanding shares of common stock of Concentrex Incorporated, no par value, at $7.00 per share, net to the seller in cash less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 21, 2000 (the "Offer to Purchase"), incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by the Offeror and Harland on July 21, 2000 (and as amended on August 9, 2000, and which may be further amended from time to time, the "Schedule TO") and the related Letter of Transmittal, incorporated by reference from Exhibit (a)(2) of the Schedule TO (which, as further amended from time to time, together constitute the "Offer").

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Concentrex Incorporated (the "Issuer"), an Oregon corporation. The address of the Issuer's principal executive offices is 400 SW Sixth Avenue, Portland, Oregon 97204.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) and (f) This Schedule 13D is being filed on behalf of the Offeror and Harland. The Offeror and Harland are referred to herein collectively as the "Reporting Persons", who together may constitute a group within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act").

         The Offeror, an Oregon corporation and a wholly owned subsidiary of Harland, was newly organized in connection with the Offer. The Offeror has not carried on any activities to date other than those incident to its formation and commencement of the Offer. The Offeror has its principal executive offices at 2939 Miller Road, Decatur, Georgia 30035. Harland owns 100% of the outstanding voting stock of the Offeror.

         Harland was founded in 1923 as a general printer and lithographer. Harland is incorporated under the laws of Georgia and has its principal executive offices at 2939 Miller Road, Decatur, Georgia 30035. The common stock of Harland is listed on the New York Stock Exchange under the symbol "JH."

         The information set forth in Section 8 ("Certain Information Concerning the Offeror and Harland") of the Offer to Purchase and Annex I ("Certain Information Concerning the Directors and Officers of the Offeror and Harland") of the Offer to Purchase is incorporated herein by reference.

         (d) - (e) During the last five years, none of Harland, the Offeror or, to the best knowledge of the Offeror and Harland, any of the persons listed in Annex I of the Offer to Purchase (which is incorporated herein by reference),
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 17, 2000, Harland, the Offeror and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Offeror and Harland, on July 21, 2000, offered to purchase all the outstanding shares of Common Stock of the Issuer upon the terms and subject to the conditions set forth in the Offer to Purchase.

         In connection with the Merger Agreement, Harland and the Offeror entered into Tender Agreements dated as of July 17, 2000 (the "Tender Agreements"), with each of the following stockholders of the Issuer: Matthew W. Chapman, Chairman and Chief Executive Officer of the Issuer; Robert P. Chamness, Director, President and Chief

                               Page 4 of 9 Pages
                            Exhibit Index on Page 9

Operating Officer of the Issuer; and Robert T. Jett, Director, Executive Vice President and Secretary of the Issuer (together, the "Tendering Stockholders"). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed to tender an aggregate of 457,952 Shares owned by the Tendering Stockholders (the "Committed Shares") and have agreed to vote the Committed Shares in favor of the merger of the Offeror and the Issuer (the "Merger") and otherwise in the manner directed by the Offeror. The Committed Shares represent approximately 8.27% of the issued and outstanding shares of Common Stock as of July 17, 2000 and approximately 7.64% of the shares of Common Stock that as of July 17, 2000 were issued and outstanding on a fully diluted basis (assuming the exercise of all "in-the-money" stock options). No separate consideration was paid by the Reporting Persons in connection with the Tender Agreements. However, the shares of Common Stock subject to the Tender Agreements are required to be tendered into the Offer.

         The Tender Agreements provide that the Tendering Stockholders (i) except as consented to in writing by Harland in its sole discretion, will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate or otherwise dispose of or limit their right to vote in any manner any of the Committed Shares, or agree to do any of the foregoing, and (ii) will not take any action which would have the effect of preventing or disabling the Tendering Stockholders from performing their obligations under the Tender Agreement.

         In addition, during the term of the Tender Agreements, neither the Tendering Stockholders nor any person acting as an agent of the Tendering Stockholders or otherwise on the Tendering Stockholders' behalf shall, directly or indirectly, solicit, encourage or initiate negotiations with, or provide any information to (except as permitted under the Merger Agreement), any corporation, partnership, person or other entity or group (other than Harland or an affiliate or an associate of Harland) concerning any sale, transfer, pledge or other disposition or conversion of the Committed Shares. The Tendering Stockholders agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing. The Tendering Stockholders also agreed to notify the Offeror immediately if any party contacts the Tendering Stockholders following the date of the Tender Agreements (other than the Offeror or an affiliate or associate of the Offeror) concerning any sale, transfer, pledge or other disposition or conversion of the Committed Shares.

         The Offeror estimates that the total amount of funds required to purchase all of the outstanding shares of Common Stock (on a fully diluted basis) pursuant to the Offer, to repay outstanding indebtedness and to pay fees, expenses and other obligations related to the Offer and the Merger will be approximately $140 million. Of this amount, the Offeror expects approximately $45 million to be used to purchase outstanding shares of Common Stock pursuant to the Offer and to cash out in-the-money options and convertible notes, approximately $83 million to be used to repay outstanding indebtedness and approximately $12 million to be used to pay fees, expenses and other obligations related to the Offer and the Merger. The Offeror plans to obtain all funds needed for the Offer and the Merger through capital contributions or advances made by Harland. Harland currently plans to obtain approximately $40 million of the funds for such capital contributions or advances from cash on hand and the remainder from a new credit facility.

         The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         In addition, 100 shares of Common Stock were purchased in June 2000 by a wholly owned subsidiary of Harland at a purchase price of $4.375 per share on the open market using funds from working capital. Harland has the sole voting and dispositive power over these shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (j) The Reporting Persons entered into the Merger Agreement and the related Tender Agreements with the intent of acquiring control of, and the entire common equity interest in, the Issuer. Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of Harland.

         The information set forth in the Introduction of the Offer to Purchase,
Section 10 ("Background of the Offer; Contacts with Concentrex") of the Offer to Purchase, Section 11 ("The Merger Agreement and Tender

                               Page 5 of 9 Pages
                            Exhibit Index on Page 9

Agreements") of the Offer to Purchase, Section 12 ("Purpose of the Offer; the Merger; Plans for Concentrex") of the Offer to Purchase, Section 13 ("Dividends and Distributions") of the Offer to Purchase and Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (d) As a result of the Tender Agreements, the Offeror beneficially owns and (together with Harland) has the shared power to vote and dispose of 457,952 shares of Common Stock, representing approximately 8.27% of the outstanding shares of Common Stock of the Issuer. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to the Offeror and Harland by the Issuer as issued and outstanding as of July 17, 2000.

         As a result of the Tender Agreements, Harland also beneficially owns and (together with the Offeror) has the shared power to vote and dispose of 457,952 shares of Common Stock, representing approximately 8.27% of the issued and outstanding shares of Common Stock of the Issuer. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to the Offeror and Harland by the Issuer as issued and outstanding as of July 17, 2000. In addition, 100 shares of Common Stock were purchased in June 2000 by a wholly owned subsidiary of Harland on the open market. Harland has the sole voting and dispositive power over these shares of Common Stock. Together with the shares of Common Stock beneficially owned by Harland pursuant to the Tender Agreements, Harland is the beneficial owner of 458,052 shares of Common Stock, representing approximately 8.27% of the issued and outstanding shares of Common Stock of the Issuer as of July 17, 2000. Except as set forth herein, to the knowledge of the Offeror and Harland, no director or executive officer of the Offeror or Harland beneficially owns any other shares of the Issuer.

         The information set forth in the Introduction of the Offer to Purchase,
Section 9 ("Certain Information Concerning the Offeror and Harland") of the Offer to Purchase, Section 10 ("Background of the Offer; Contacts with Concentrex") of the Offer to Purchase, Section 11 ("The Merger Agreement and Tender Agreements") of the Offer to Purchase, Section 12 ("Purpose of the Offer; the Merger; Plans for Concentrex") of the Offer to Purchase, Section 13 ("Dividends and Distributions") of the Offer to Purchase and in Annex I ("Certain Information Concerning the Directors and Officers of the Offeror and Harland") of the Offer to Purchase is incorporated herein by reference.

         Except as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

         (d) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Item 3 is incorporated herein by reference. In addition, the Merger Agreement, the Form of Tender Agreement and the information set forth in the Introduction of the Offer to Purchase, Section 10 ("Background of the Offer; Contacts with Concentrex") of the Offer to Purchase, Section 11 ("The Merger Agreement and Tender Agreements") of the Offer to Purchase, Section 12 ("Purpose of the Offer; the Merger; Plans for Concentrex") of the Offer to Purchase, Section 13 ("Dividends and Distributions") of the Offer to Purchase, Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase, Section 15 ("Certain Conditions of the Offer") of the Offer to Purchase and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

                               Page 6 of 9 Pages
                            Exhibit Index on Page 9

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

*1. Agreement and Plan of Merger, dated as of July 17, 2000, by and among John H. Harland Company, JH Acquisition Corp. and Concentrex Incorporated.

*2. Form of Tender Agreement, dated July 17, 2000, by and among the Tendering Stockholders, John H. Harland Company and JH Acquisition Corp.

*3.      Offer to Purchase dated July 21, 2000.

*4.      Form Letter of Transmittal.

----------------

* Incorporated by reference from the Schedule TO, filed with the Securities and Exchange Commission on July 21, 2000 (and as amended on August 9, 2000) by the Offeror and Harland.

                               Page 7 of 9 Pages
                            Exhibit Index on Page 9

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2000

                                             JOHN H. HARLAND COMPANY

                                             By:    /s/ John C. Walters
                                                     ---------------------------
                                                    Name:  John C. Walters
                                                    Title:  Vice President

                                             JH ACQUISITION CORP.

                                             By:     /s/ John C. Walters
                                                     ---------------------------
                                                     Name:  John C. Walters
                                                     Title:  Vice President

                               Page 8 of 9 Pages
                            Exhibit Index on Page 9

                                  EXHIBIT INDEX

Exhibit           Description
*1.               Agreement and Plan of Merger,  dated as of July 17, 2000,  by and among John H. Harland  Company, JH Acquisition Corp. and
                  Concentrex Incorporated.

*2. Form of Tender Agreement, dated July 17, 2000, by and among the Tendering Stockholders, John H. Harland Company and JH
                  Acquisition Corp.

*3.               Offer to Purchase dated July 21, 2000.

*4.               Form Letter of Transmittal.

-----------------------

* Incorporated by reference from the Schedule TO, filed with the Securities and Exchange Commission on July 21, 2000 (and as amended on August 9, 2000) by the Offeror and Harland.


                               Page 9 of 9 Pages
                            Exhibit Index on Page 9